CUSIP No. 296744 10 5            13D/A                             Page 1 of 36


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Essex Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   296744 10 5
                                 (CUSIP Number)

                                James P. Gregory
           1225 Eye Street, N.W., Washington, DC 20005 (202) 789-4500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 15, 2001
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                ----------------

         *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 296744 10 5            13D/A                             Page 2 of 36



---------------------------------------------------------------------------------------------------------------------

(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)
                                                                                             GEF Optical Investment
                                                                                                       Company, LLC
---------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                      (a) [ ]
                                                      (b) [X]
---------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS **
                  WC

---------------------------------------------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

---------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

---------------------------------------------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                             -0-
SHARES            ---------------------------------------------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                           2,757,700
OWNED BY
                  ---------------------------------------------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                            -0-
REPORTING

                  ---------------------------------------------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                           1,427,700


                  ---------------------------------------------------------------------------------------------------


CUSIP No. 296744 10 5            13D/A                             Page 3 of 36






(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                  2,757,700

---------------------------------------------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES **                                       [ ]

---------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
                 38.94%

---------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON **
                 OO

---------------------------------------------------------------------------------------------------------------------
                                      ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 296744 10 5            13D/A                             Page 4 of 36



---------------------------------------------------------------------------------------------------------------------

(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)

                                                                                                 H. Jeffrey Leonard
---------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                      (a) [ ]
                                                      (b) [X]
---------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS **
                  NOT APPLICABLE

---------------------------------------------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

---------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA

---------------------------------------------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                           31,500
SHARES   ------------------------------------------------------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                           2,757,700
OWNED BY

         ------------------------------------------------------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                             31,500
REPORTING

         ------------------------------------------------------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                            1,427,700

         -------------------------------------------------------------------------------------------------------------


CUSIP No. 296744 10 5            13D/A                             Page 5 of 36






(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                2,789,200

---------------------------------------------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES **                                         [ ]

---------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
                           39.39%

---------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON **
                  IN

---------------------------------------------------------------------------------------------------------------------
                                      ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 296744 10 5            13D/A                             Page 6 of 36




---------------------------------------------------------------------------------------------------------------------

(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)

                                                                                                    Marie S. Minton
---------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                      (a) [ ]
                                                      (b) [X]
---------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS **
              NOT APPLICABLE

---------------------------------------------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

---------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
               USA

---------------------------------------------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                             -0-
SHARES   ------------------------------------------------------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                           2,757,700
OWNED BY

         ------------------------------------------------------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                               -0-
REPORTING

         ------------------------------------------------------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                               1,427,700


         ------------------------------------------------------------------------------------------------------------



CUSIP No. 296744 10 5            13D/A                             Page 7 of 36




(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                   2,757,700

---------------------------------------------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES **                                         [ ]

---------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
                   38.94%

---------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON **
                           IN

---------------------------------------------------------------------------------------------------------------------
                                      ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 296744 10 5            13D/A                             Page 8 of 36



---------------------------------------------------------------------------------------------------------------------

(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)

                                                                                                   James P. Gregory
---------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                      (a) [ ]
                                                      (b) [X]
---------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS **
             NOT APPLICABLE

---------------------------------------------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

---------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA

---------------------------------------------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                          -0-
SHARES   ------------------------------------------------------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                          2,757,700
OWNED BY

         ------------------------------------------------------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                             -0-
REPORTING

         ------------------------------------------------------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                           1,427,700


---------------------------------------------------------------------------------------------------


CUSIP No. 296744 10 5            13D/A                             Page 9 of 36







(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                 2,757,700

---------------------------------------------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES **                                         [ ]

---------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
               38.94%

---------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON **
                    IN

---------------------------------------------------------------------------------------------------------------------
                                      ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 296744 10 5            13D/A                            Page 10 of 36




---------------------------------------------------------------------------------------------------------------------

(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)

                                                                            Global Environment Capital Company, LLC
---------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                      (a) [ ]
                                                      (b) [X]
---------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS **
                  NOT APPLICABLE

---------------------------------------------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

---------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

---------------------------------------------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                             -0-
SHARES   ------------------------------------------------------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                           2,757,700
OWNED BY

         ------------------------------------------------------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                               -0-
REPORTING

         ------------------------------------------------------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                            1,427,700


         ------------------------------------------------------------------------------------------------------------


CUSIP No. 296744 10 5            13D/A                            Page 11 of 36





(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                           2,757,700

---------------------------------------------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES **                                         [ ]

---------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
                  38.94%

---------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON **
                    OO

---------------------------------------------------------------------------------------------------------------------
                                      ** SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No. 296744 10 5            13D/A                            Page 12 of 36







---------------------------------------------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)
                                                                                           Networking Ventures, LLC
---------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                      (a) [ ]
                                                      (b) [X]
---------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS **
                  WC

---------------------------------------------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

---------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Maryland

---------------------------------------------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                             -0-
SHARES   ------------------------------------------------------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                           2,757,700
OWNED BY

         ------------------------------------------------------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                              -0-
REPORTING

         ------------------------------------------------------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                             1,330,000


         ------------------------------------------------------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                           2,757,700



CUSIP No. 296744 10 5            13D/A                            Page 13 of 36





---------------------------------------------------------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES **                                         [ ]

---------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
                           38.94%

---------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON **
                           OO

---------------------------------------------------------------------------------------------------------------------
                                      ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 296744 10 5            13D/A                            Page 14 of 36


---------------------------------------------------------------------------------------------------------------------

(1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)

                                                                                                     John G. Hannon
---------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                      (a) [ ]
                                                      (b) [X]
---------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS **
                  PF

---------------------------------------------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                               [ ]

---------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA

---------------------------------------------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                             225
SHARES            ---------------------------------------------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                          2,757,700
OWNED BY

                  ---------------------------------------------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                              225
REPORTING

                  ---------------------------------------------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                           1,330,000

                  ---------------------------------------------------------------------------------------------------



CUSIP No. 296744 10 5            13D/A                            Page 15 of 36






(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                           2,757,925

---------------------------------------------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES **                                         [ ]

---------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
                           38.95%

---------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON **
                           IN

---------------------------------------------------------------------------------------------------------------------
                                      ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 296744 10 5            13D/A                            Page 16 of 36




---------------------------------------------------------------------------------------------------------------------

(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)

                                                                                                Caroline  S. Pisano
---------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                      (a) [ ]
                                                      (b) [X]
---------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS **
                  PF

---------------------------------------------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

---------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA

---------------------------------------------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                           6,000
SHARES   ------------------------------------------------------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                            2,757,700
OWNED BY

         ------------------------------------------------------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                              6,000
REPORTING

         ------------------------------------------------------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                             1,330,000


         ------------------------------------------------------------------------------------------------------------



CUSIP No. 296744 10 5            13D/A                            Page 17 of 36







(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                           2,763,700

---------------------------------------------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES **                                         [ ]

---------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
                    39.03%
---------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON **
                    IN

---------------------------------------------------------------------------------------------------------------------
                                      ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 296744 10 5            13D/A                            Page 18 of 36


Item 1.           Security and Issuer.

         The Reporting Persons, as defined below, hereby amend and restate the report on Schedule 13D filed by the Reporting Persons on September 18, 2000, as amended by the report on Schedule 13D filed by the Reporting Persons on January 10, 2001 (the "Original Schedule 13D"). This statement relates to the Common Stock (the "Common Stock") of Essex Corporation, a Virginia corporation (the "Company"), and shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock of the Company (the "Preferred Stock", and together with the Common Stock, the "Stock"). The Company's principal executive offices are located at 9150 Guilford Road, Columbia, MD 21046.

Item 2.           Identity and Background.

         (a)      This statement is filed by:

                   (i) GEF Optical Investment Company, a Delaware limited liability company ("GEF"), with respect to the shares of Stock directly owned by it;

                   (ii) H. Jeffrey Leonard ("Mr. Leonard"), who serves as a director of the managing member of GEF and of GECC, with respect to the shares of Stock directly owned by GEF and GECC, and 31,500 shares of Common Stock directly owned by Mr. Leonard;

                   (iii) Marie S. Minton ("Ms. Minton"), who serves as a director of the managing member of GEF and of GECC with respect to the shares of Stock directly owned by GEF and GECC;


                   (iv) James P. Gregory ("Mr. Gregory"), who serves as a director of the managing member of GEF and of GECC, with respect to shares of Stock directly owned by GEF and GECC;


                   (v) Global Environment Capital Company, a Delaware limited liability company ("GECC"), with respect to the 97,700 shares of Stock directly owned by GECC;


                   (vi) Networking Ventures, LLC, a Maryland limited liability company ("NV"), with respect to the shares of Stock directly owned by it;


                   (vii) John G. Hannon ("Mr. Hannon"), who is a managing member of NV, with respect to the shares of Stock directly owned by NV and 225 shares of Common Stock directly owned by Mr. Hannon; and


                   (viii) Caroline S. Pisano ("Ms. Pisano"), who serves as a member of NV, with respect to the shares of Stock directly owned by NV and 6,000 shares of Common Stock directly owned by Ms. Pisano.

         The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 296744 10 5            13D/A                            Page 19 of 36



         (b) The address of the principal business and principal office of GEF, Mr. Leonard, Ms. Minton, Mr. Gregory and GECC is 1225 Eye Street, N.W., Suite 900, Washington, DC 20005. The address of the principal business and principal office of NV, Mr. Hannon and Ms. Pisano is 9150 Guilford Road, Columbia, Maryland 21046-1891.

         (c) The principal business of each of GEF, GECC and NV is serving as a private investment fund. Mr. Leonard, Ms. Minton and Mr. Gregory serve as directors of the managing member of GEF and of GECC. Mr. Hannon serves as managing member and Ms. Pisano serves as a member of NV.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) GEF is a Delaware limited liability company. GECC is a Delaware limited liability company. NV is a Maryland limited liability company. Mr. Leonard, Ms. Minton, Mr. Gregory, Mr. Hannon and Ms. Pisano are each United States citizens.

Item 3.           Source and Amount of Funds and Other Consideration.

         On September 8, 2000, each of GEF and NV acquired 125,000 shares of Preferred Stock from the Company pursuant to a Securities Purchase Agreement dated as of September 7, 2000 (the "Purchase Agreement"). On each of December 15, 2000, and March 15, June 15 and September 15, 2001 each of GEF and NV acquired 31,250 shares of Preferred Stock from the Company pursuant to the Purchase Agreement. A form of the Purchase Agreement is attached hereto as
Exhibit 1 and is incorporated herein by reference. Each share of Preferred Stock is convertible into four shares of Common Stock, subject to adjustment for stock splits, Common Stock dividends and other recapitalizations and reorganizations. The purchase price for the Preferred Stock was $4.00 per share, for an aggregate purchase price of $2,000,000. In addition, each of GEF and NV received Warrants to purchase 1,000,000 shares of Common Stock (the "Warrants"), exercisable only on the conditions described below in Item 6 - Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer. A form of the Warrant is attached hereto as Exhibit 2. Each of GEF and NV purchased the shares of Preferred Stock using their respective working capital. On September 8, 2000, Mr. Hannon purchased 4,800 shares of Common Stock at a price of $2.49 per share and Ms. Pisano purchased 6,000 shares of Common Stock at a price of $2.50 per share. On September 13, 2000, Mr. Hannon purchased 2,000 shares of Common Stock at a price of $4.8125 per share. Between October 11, 2000 and December 27, 2000, Mr. Hannon purchased an aggregate of 15,000 shares of Common Stock at prices ranging from $2.05 to $3.46 per share. Between December 27, 2000 and June 25, 2001, Mr. Leonard purchased 31,500 shares of Common Stock at prices ranging from $2.125 to $4.125 per share. These purchases were made in the open market, using personal funds of such Reporting Persons. On December 14, 2000, each of GEF and NV acquired 80,000 shares of Common Stock from the Company for

CUSIP No. 296744 10 5            13D/A                            Page 20 of 36

$2.50 per share, or an aggregate purchase price of $400,000. These 160,000 shares of Common Stock were acquired pursuant to a Securities Purchase Agreement (the "Common Purchase Agreement"). On March 29, 2001, each of GEF and NV acquired 62,500 shares of Common Stock from the Company for $4.00 per share pursuant to a Securities Purchase Agreement dated as of March 15, 2001 (the "Second Common Purchase Agreement"). On each of June 1, August 3, and September 28, 2001, each of GEF and NV acquired 62,500 shares of Common Stock from the Company for $4.00 per share pursuant to the Second Common Purchase Agreement for an aggregate purchase price under the Second Common Purchase Agreement of $2,000,000. On August 24, 2001, GECC purchased 5,000 shares of Common Stock on the open market at prices ranging from $5.63 to $5.75 per share. Between September 5, 2001 and September 28, 2001, GECC purchased 92,700 shares of Common Stock at prices ranging from $4.34 to $5.85 per share. Each of GEF, NV and GECC purchased the shares of Common Stock using their respective working capital.

Item 4.           Purpose of the Transaction.

         The purpose of the acquisition of the Preferred Stock by the Reporting Persons was for investment and to give the Reporting Persons certain management rights for purposes of maximizing the long-term value of the Company. The purpose of the acquisition of the Common Stock by the Reporting Persons was for investment. The holders of Preferred Stock are entitled to such number of votes as shall entitle them in the aggregate to 51% of the total voting power of the capital stock of the Company, except that the holders of Preferred Stock shall only have the right to one vote for each share of Common Stock into which such holders' shares of Preferred Stock are convertible in the case of a vote with respect to (i) a sale of all or substantially all of the assets of the Company which values the Company at less than $50,000,000 or (ii) a merger transaction in which the Company is to be acquired which values the Company at less than $50,000,000. In addition, a holder of Preferred Stock shall only be entitled to one vote for each share of Common Stock into which such holder's shares of Preferred Stock are convertible if the holders of Preferred Stock default on their obligations under the Purchase Agreement to purchase additional Preferred Stock. So long as GEF and NV have the 51% voting rights to which they are entitled under the terms of the Preferred Stock, they have agreed to vote any shares of Common Stock owned by them in the same proportions as shares of Common Stock are voted by the other holders of Common Stock. Transfer of the Preferred Stock may only be made to affiliates of GEF and NV. The Purchase Agreement provides that GEF and NV may at any time request the Company to convene a meeting of shareholders for the purpose of electing designees of GEF and NV to fill a majority of the seats of the Company's Board of Directors. On December 4, 2000, at the Company's annual meeting of stockholders, Mr. Leonard, Mr. Hannon, Ms. Pisano and Ms. Minton were elected to the Board of Directors of the Company and now comprise four of the Company's nine directors. If not sooner converted, the Preferred Stock shall be automatically converted to Common Stock on September 8, 2002, at which time the 51% voting rights of the holders of Preferred Stock described above would cease to be effective. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

CUSIP No. 296744 10 5            13D/A                            Page 21 of 36

Item 5.           Interest in Securities of the Issuer.

         (a) Each of GEF, GECC, Mr. Leonard, Ms. Minton, Mr. Gregory, NV, Mr. Hannon and Ms. Pisano may be deemed the beneficial owner of 2,757,700 shares of Common Stock. This amount is calculated based on the number of shares of Common Stock issuable upon conversion of the 250,000 shares of Preferred Stock held for the account of GEF, the 250,000 shares of Preferred Stock held for the account of NV, the 330,000 shares of Common Stock held for the account of GEF, the 330,000 shares of Common Stock held for the account of NV, and the 97,700 shares of Common Stock held for the account of GECC. This amount does not include any shares issuable upon exercise of the Warrants since it cannot currently be determined whether such Warrants are exercisable within 60 days. See Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. The 2,757,700 shares of Common Stock comprise approximately 38.94% of the total number of shares of Common Stock outstanding based on the Company's statement in its Quarterly Report on Form 10-Q filed with the SEC on August 15, 2001 that it has 4,955,961 shares of Common Stock outstanding, its reservation of 2,000,000 shares of Common Stock for issuance upon conversion of the Preferred Stock, and the issuance of 125,000 shares of Common Stock on September 28, 2001. Mr. Leonard, Ms. Minton, Mr. Gregory, Mr. Hannon and Ms. Pisano disclaim beneficial ownership of such shares.

         (b) (i) GEF, NV and the other Reporting Persons may be deemed to have shared voting power with respect to the 2,757,700 shares deemed beneficially held for the account of GEF, and NV by virtue of the provisions of a Shareholders Voting Agreement between GEF and NV providing for certain voting arrangements with respect to such shares. A copy of the Shareholders Voting Agreement is attached hereto as Exhibit 3.

                  (ii) GEF, GECC, Mr. Leonard, Ms. Minton and Mr. Gregory may be deemed to have the sole power to direct disposition of the 1,000,000 shares of Common Stock issuable upon conversion of the 250,000 shares of Preferred Stock held for the account of GEF, the 330,000 shares of Common Stock held for the account of GEF, and the 97,700 shares of Common Stock held for the account of GECC.

                  (iii) In addition to his interests described above in this
                  Item 5, Mr. Leonard has sole voting and disposition power with respect to the 31,500 shares of Common Stock held by him.

CUSIP No. 296744 10 5            13D/A                            Page 22 of 36

                  (iv) NV, Mr. Hannon and Ms. Pisano may be deemed to have the sole power to direct the disposition of the 1,000,000 shares of Common Stock issuable upon conversion of the 250,000 shares of Preferred Stock held for the account of NV.

                  (v) In addition to their interests described above in this
                  Item 5, Mr. Hannon and Ms. Pisano have sole voting and disposition power with respect to the 225 shares and 6,000 shares of Common Stock, respectively held by them.

         (c) Except as described herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

         (d) The members of GEF have the right to participate in the receipt of dividends from, or proceeds from the sale of, the stock held by GEF in accordance with their membership interests in GEF. The members of GECC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the stock held by GECC in accordance with their membership interests in GECC. The members of NV have the right to participate in the receipt of dividends from, or proceeds from the sale of, the stock held by NV in accordance with their membership interests in NV.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Purchase Agreement provides for the purchase of the Preferred Stock by GEF and NV and the issuance of the Warrants to GEF and NV. Under the Purchase Agreement, GEF and NV each purchased an aggregate of 250,000 shares of Preferred Stock. The Company makes customary representations and warranties to GEF and NV and has agreed as soon as practicable to secure the listing on the Nasdaq Stock Market of the shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants.

         In connection with the execution and delivery of the Purchase Agreement, the Company approved Articles of Amendment of its Articles of Incorporation, which set forth the terms of the Preferred Stock, including the provisions concerning voting rights described above. A copy of the Articles of Amendment is attached hereto as Exhibit 4.

         Each Warrant is exercisable to purchase an aggregate of 1,000,000 shares at a purchase price of $.001 per share. Such Warrants shall only be exercisable, however, as follows: If the market value of the Common Stock for five consecutive trading days, with aggregate volume on the market on which the Common Stock is traded for such five consecutive trading days of at least 100,000 shares, exceeds the amount set forth below under the heading "Share Price", the Warrant shall be exercisable to purchase the number of shares of Common Stock set forth below under the heading "Cumulative Shares Exercisable."

CUSIP No. 296744 10 5            13D/A                            Page 23 of 36


--------------------------------------------------------------------------------
Share Price                                  Cumulative Shares Exercisable
--------------------------------------------------------------------------------
     $10.00                                            250,000
--------------------------------------------------------------------------------
     $12.00                                            375,000
--------------------------------------------------------------------------------
     $14.00                                            500,000
--------------------------------------------------------------------------------
     $16.00                                            625,000
--------------------------------------------------------------------------------
     $18.00                                            750,000
--------------------------------------------------------------------------------
     $20.00                                            1,000,000
--------------------------------------------------------------------------------


         The Company, GEF and NV have also entered into a Registration Rights Agreement pursuant to which the Company has agreed to effect the registration of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants (the "Registrable Shares") on two occasions after June 30, 2001 if requested by the holders of at least 51% of the Registrable Shares. In addition, the Company has agreed to effect registration of such shares on Form S-3 provided such registration is not requested more than once in any 12-month period. The Company has also agreed to allow the holders of such shares to participate in registrations of shares which the Company may initiate from time to time. A copy of the Registration Rights Agreement is attached hereto as
Exhibit 5.

         GEF and NV have also entered into a Shareholders Voting Agreement. This agreement provides that until September 8, 2002 each party will vote for the designees of the other at all elections of directors of the Company and shall consult with the other and vote as may be mutually agreed by the parties in connection with other matters to be voted on by the Company's shareholders or directors.

         Additionally, the Reporting Persons have entered into a Joint Acquisition Statement attached as Exhibit 6 hereto, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

         The Common Purchase Agreement is attached hereto as Exhibit 7. Pursuant to the Common Purchase Agreement, the Company, GEF and NV entered into a Registration Rights Agreement with respect to the shares of Common Stock purchased by GEF and NV under which the Company has agreed to allow the holders of such shares to participate in registrations of shares which the Company may initiate from time to time. A copy of the Registration Rights Agreement is attached hereto as Exhibit 8.

         The Second Common Purchase Agreement is attached hereto as Exhibit 9. Pursuant to the Second Common Purchase Agreement, the Company, GEF and NF entered into an Amendment No. 2 to Registration Rights Agreement (the "Amendment") with respect to the shares of Common Stock purchased by GEF and NV under which the Company has agreed to allow the holders of such shares to participate in registrations of shares which the Company may initiate from time to time. A copy of the Amendment is attached hereto as Exhibit 10.

Item 7.           Materials to be Filed as Exhibits.

         There is filed herewith the following Exhibits:

CUSIP No. 296744 10 5            13D/A                            Page 24 of 36


         Exhibit 1 -   Securities Purchase Agreement dated September 7,
                       2000 among the Company, GEF and NV (incorporated herein by reference to Exhibit 1 of the Original Schedule
                       13D).

         Exhibit 2 -   Form of Common Stock Warrant issued to each of GEF
                       and NV by the Company on September 8, 2000
                       (incorporated herein by reference to Exhibit 2 of the Original Schedule 13D).

         Exhibit 3 -   Shareholders Voting Agreement dated September 8,
                       2000 between GEF and NV (incorporated herein by reference to Exhibit 3 of the Original Schedule 13D).

         Exhibit 4 -   Articles of Amendment of Articles of Incorporation
                       of the Company, containing terms of Preferred Stock
                       (incorporated herein by reference to Exhibit 4 of the Original Schedule 13D).

         Exhibit 5 -   Registration Rights Agreement dated September 7,
                       2000 among the Company, GEF and NV (incorporated herein by reference to Exhibit 5 of the Original Schedule
                       13D).

         Exhibit 6 -   A written agreement relating to the filing of joint
                       acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

         Exhibit 7 -   Securities Purchase Agreement dated December 14,
                       2000 among the Company, GEF and NV (incorporated herein by reference to Exhibit 7 of the Original Schedule
                       13D).

         Exhibit 8 -   Registration Rights Agreement dated December 14,
                       2000 among the Company, GEF and NV (incorporated herein by reference to Exhibit 8 of the Original Schedule
                       13D).

         Exhibit 9 -   Securities Purchase Agreement dated March 15, 2001 among
                       the Company, GEF and NV.

         Exhibit 10 -  Amendment to Registration Rights Agreement dated
                       March 15, 2001 among the Company, GEF and NV.

CUSIP No. 296744 10 5            13D/A                            Page 25 of 36


SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  October 16, 2001

GEF OPTICAL INVESTMENT COMPANY, LLC              NETWORKING VENTURES, LLC


By:  /s/ H. Jeffrey Leonard                      By:  /s/ John G. Hannon
   ----------------------------                  --------------------
H. Jeffrey Leonard, President                    John G. Hannon, Member

H. JEFFREY LEONARD                               MARIE S. MINTON

/s/ H. Jeffrey Leonard                           /s/ Marie S. Minton
-------------------------------                  -------------------


JAMES P. GREGORY                                 JOHN G. HANNON

/s/ James P. Gregory                             /s/ John G. Hannon
-------------------------------                  --------------------


CAROLINE S. PISANO                               GLOBAL ENVIRONMENT
                                                 CAPITAL COMPANY, LLC
/s/ Caroline S. Pisano                           By:  /s/ H. Jeffrey Leonard
-------------------------------                  ------------------------
                                                 H. Jeffrey Leonard, President

CUSIP No. 296744 10 5            13D/A                            Page 26 of 36


                                                                      EXHIBIT 6


                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13D-1(k)


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him/her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  October 16, 2001

GEF OPTICAL INVESTMENT COMPANY, LLC                NETWORKING VENTURES, LLC

By:  /s/ H. Jeffrey Leonard                        By  /s/ John G. Hannon
   --------------------------------                -----------------------------
     H. Jeffrey Leonard, President                 John G. Hannon, Partner

H. JEFFREY LEONARD                                 MARIE S. MINTON

/s/ H. Jeffrey Leonard                             /s/ Marie S. Minton
-----------------------------------                -----------------------------


JAMES P. GREGORY                                   JOHN G. HANNON

/s/ James P. Gregory                               /s/ John G. Hannon
-----------------------------------                -----------------------------



CAROLINE S. PISANO                                 GLOBAL ENVIRONMENT
                                                   CAPITAL COMPANY, LLC

/s/ Caroline S. Pisano                             By:  /s/ H. Jeffrey Leonard
-----------------------------------                -----------------------------
                                                   H. Jeffrey Leonard, President

CUSIP No. 296744 10 5            13D/A                            Page 27 of 36



                                                                       EXHIBIT 9



                          SECURITIES PURCHASE AGREEMENT


         SECURITIES PURCHASE AGREEMENT (the "AGREEMENT"), dated as of March 15, 2001, by and among Essex Corporation, a Virginia corporation, with headquarters located at 9150 Guilford Road, Columbia, Maryland 21046 (the "COMPANY"), and the investors listed on the Schedule of Purchasers attached hereto (individually, a "PURCHASER" and collectively, the "PURCHASERS").

         WHEREAS:

         A. The Company and the Purchasers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Rule 506 of Regulation D ("REGULATION D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 ACT").

         B. The Purchasers wish to purchase, upon the terms and conditions stated in this Agreement, an aggregate of 500,000 shares of Common Stock, no par value (the "SHARES"), in the respective amounts set forth opposite each Purchaser's name on the Schedule of Purchasers.

         C. Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering Amendment No. 2 to the Registration Rights Agreement, dated as of September 7, 2000, in the form attached hereto as Exhibit A (the "AMENDED RRA") pursuant to which the Company has agreed to provide the Purchasers with certain registration rights under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

         NOW THEREFORE, the Company and the Purchasers hereby agree as follows:

         1.       PURCHASE AND SALE OF SHARES.
                  ---------------------------

                  (a) Purchase of Shares. At the Initial Closing or at a Subsequent Closing, each as defined below, the Company shall issue and sell to each Purchaser and each Purchaser severally agrees to purchase from the Company the respective number of Shares set forth opposite such Purchaser's name on the Schedule of Purchasers at such Closing at a price of $4.00 per Share.

                  (b) The Initial Closing. The initial closing of the transactions contemplated hereby (the "Initial Closing") shall take place at the offices of the Company, 9150 Guilford Road, Columbia, Maryland 21046 at 9:00 a.m. on March 30, 2001 or such later date on which the conditions specified in Sections 4 and 5 below have been satisfied or waived. At the Initial Closing,
(A) each Purchaser shall pay the purchase price to the Company for the Shares to be issued and sold to such Purchaser by check or wire transfer, and (B) the Company shall deliver to each Purchaser a stock certificate representing the number of the Shares which such Purchaser is then purchasing hereunder.

CUSIP No. 296744 10 5            13D/A                            Page 28 of 36


                  (c) Subsequent Closings. Subsequent closings of the transaction contemplated hereby (the "Subsequent Closings") shall be held as shown on the Schedule of Purchasers. At each Subsequent Closing, (A) each Purchaser shall pay the purchase price to the Company for the Shares to be issued and sold at such Subsequent Closing to such Purchaser by check or wire transfer, and (B) the Company shall deliver to each Purchaser, a stock certificate representing the number of the Shares which such Purchaser is then purchasing hereunder.

                  (d) Acceleration. If elected by the Company's Board of Directors, including all of the directors appointed by the Purchasers, or the Purchasers the Company or the Purchasers may accelerate the obligation of the Purchasers to purchase the Shares they are required to purchase at Subsequent Closings. In such event, the Company shall give at least 10 days written notice to the Purchasers of the date, time and place of the accelerated closing, including the number of Shares to be purchased and the aggregate purchase price therefor. At the accelerated closing, (A) each Purchaser shall pay the purchase price to the Company for the Shares to be issued and sold at such closing to such Purchaser by check or wire transfer, and (B) the Company shall deliver to each Purchaser a stock certificate representing the number of the Shares which such Purchaser is then purchasing hereunder.

         2.       PURCHASERS' REPRESENTATIONS AND WARRANTIES.
                  ------------------------------------------

                  Each Purchaser represents and warrants with respect only to itself that:

                  (a) Investment Purpose. Such Purchaser (i) is acquiring the Shares being purchased by it for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act; provided, however, that by making the representations herein, such Purchaser does not agree to hold any of the Shares for any minimum or other specific term and reserves the right to dispose of the Shares at any time, provided further, however, that such disposition shall be in accordance with or pursuant to a registration statement or an exemption under the 1933 Act.

                  (b) Accredited Investor Status. Such Purchaser is an "accredited investor" as that term is defined in Rule 501 (a)(3) of Regulation D under the 1933 Act.

                  (c) Reliance on Exemptions. Such Purchaser understands that the Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Shares.

                  (d) Information. Such Purchaser and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Shares which have been requested by such Purchaser. Such Purchaser and its advisors, if any, have been afforded the opportunity to ask questions of the Company.

CUSIP No. 296744 10 5            13D/A                            Page 29 of 36

                  (e) Residency. Such Purchaser is purchasing the Shares from its office specified in its address on the Schedule of Purchasers.

         3.       COVENANTS.
                  ---------

                  (a) Best Efforts. Each party shall use its best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Sections 4 and 5 of this Agreement.

                  (b) Form D and Blue Sky. The Company agrees to file a Form D with respect to the Shares as required under Regulation D and to provide a copy thereof to each Purchaser promptly after such filing. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Shares for sale to the Purchasers pursuant to this Agreement under applicable securities or "Blue Sky" laws of the jurisdictions set forth in the Schedule of Purchasers, and shall provide evidence of any such action so taken to the Purchasers.

                  (c) Use of Proceeds. The Company will use the proceeds from the sale of the Shares substantially for the continued development of the optical telecommunications device technologies.

         4. CONDITIONS TO THE COMPANY'S OBLIGATIONS. The obligation of the Company to issue and sell the Shares to each Purchaser at the Initial Closing and at Subsequent Closings is subject to the satisfaction, at or before the Closing, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Purchaser with prior written notice thereof:

                  (a) As of the Closing, such Purchaser shall have executed this Agreement and the Amended RRA and delivered the same to the Company.

                  (b) The representations and warranties of such Purchaser shall be true and correct in all material respects as of the Closing and such Purchaser shall have performed, satisfied and complied with the covenants, agreements and conditions required to be performed, satisfied or complied with by such Purchaser at or prior to the Closing.

         5. CONDITIONS TO EACH PURCHASER'S OBLIGATIONS. The obligation of each Purchaser hereunder to purchase the Shares from the Company at the Initial Closing and at Subsequent Closings is subject to the satisfaction, at or before the date of the Closing, of each of the following conditions, provided that these conditions are for each Purchaser's sole benefit and may be waived by such Purchaser at any time in its sole discretion by providing the Company with prior written notice thereof:

                  (a) The Company shall have executed this Agreement and the Amended RRA and delivered the same to such Purchaser.

CUSIP No. 296744 10 5            13D/A                            Page 30 of 36


                  (b) The Company shall cause its transfer agent to execute for delivery to such Purchaser the Stock Certificates (in such denominations as such Purchaser shall request) for the Shares being purchased by such Purchaser.

                  (c) The Board of Directors of the Company shall have adopted resolutions in a form reasonably acceptable to such Purchaser (the "RESOLUTIONS").

                  (d) The Company shall have made all filings under all applicable federal and state securities laws necessary to consummate the issuance of the Shares pursuant to this Agreement in compliance with such laws.

         6.       MISCELLANEOUS.
                  -------------

                  (a) Governing Law; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the Commonwealth of Virginia, without giving effect to any choice of law or conflict of law provision or rule. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

                  (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

                  (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

                  (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

                  (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between each Purchaser, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended or waived other than by an instrument in writing signed by the Company and the Purchasers.

                  (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this

CUSIP No. 296744 10 5            13D/A                            Page 31 of 36



Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

         If to the Company:

                      Essex Corporation
                      9150 Guilford Road
                      Columbia, Maryland 21046
                      Telephone:  301-939-7000
                      Facsimile:  301-953-7880
                      Attention:  Leonard E. Moodispaw, President and CEO

                      With a copy to:

                      D. Scott Freed
                      Whiteford, Taylor & Preston L.L.P.
                      7 Saint Paul Street
                      Baltimore, Maryland 21202-1626
                      Telephone:  410-347-8763
                      Facsimile:  410-752-7092

                  If to a Purchaser, to it at the address and facsimile number set forth on the Schedule of Purchasers, with copies to such Purchaser's representatives as set forth on the Schedule of Purchasers, or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

                  (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Shares. The Company shall not assign this Agreement or any rights or obligations hereunder including by merger or consolidation without the prior written consent of the Purchasers.

                  (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by any other person.

CUSIP No. 296744 10 5            13D/A                            Page 32 of 36



                  (i) Survival. The representations and warranties of the Purchasers contained in Section 2 and the agreements and covenants set forth in Sections 3, 4, and 5 shall survive the Closing. Each Purchaser shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

                  (j) Publicity. The Company and each Purchaser shall have the right to approve before issuance any press releases or any other public statements with respect to the transactions contemplated hereby, such consent not to be unreasonably withheld.

                  (k) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

                  (l) Brokers; Placement Agent. The Company acknowledges that it has not engaged a broker or placement agent in connection with the sale of the Shares. The Company shall pay, and hold each Purchaser harmless against, any liability, loss or expense (including, without limitation, attorney's fees and out-of-pocket expenses) arising in connection with any such claim for brokers', financial advisory or similar fees in connection with such transaction.

         IN WITNESS WHEREOF, the Purchasers and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

                                        COMPANY:
                                        ESSEX CORPORATION

                                        By:       /s/ Leonard E. Moodispaw
                                                  ------------------------------
                                                  Name: Leonard E. Moodispaw
                                                  Title:  President & CEO

                                        PURCHASERS:
                                        GEF OPTICAL INVESTMENT COMPANY, LLC

                                        By:       /s/ H. Jeffrey Leonard
                                                  ------------------------------
                                                  Name:  H. Jeffrey Leonard
                                                  Title:  President

                                        NETWORKING VENTURES, L.L.C.

                                        By:       /s/ Caroline S. Pisano
                                                  ------------------------------
                                                  Name:  Caroline S. Pisano
                                                  Title:  Member

CUSIP No. 296744 10 5            13D/A                            Page 33 of 36




                             SCHEDULE OF PURCHASERS






       INVESTOR NAME                  INVESTOR ADDRESS                NUMBER OF            NUMBER OF SHARES
       -------------                AND FACSIMILE NUMBER               SHARES             SUBSEQUENT CLOSINGS
                                    --------------------           INITIAL CLOSING        -------------------
                                                                   ---------------



GEF Optical Investment       1225 Eye Street, N.W., Suite 900          62,500         June 1, 2001         62,500
Company, LLC                 Washington, DC 20005                                     August 3, 2001       62,500
                             Attn: Mr. James Gregory, Esq. Fax                        October 5, 2001      62,500
                             No.  202-789-4509
Networking Ventures, L.L.C.  9150 Guilford Road                        62,500         June 1, 2001         62,500
                             Columbia, MD 21045                                       August 3, 2001       62,500
                             Attn: Ms. Caroline S. Pisano                             October 5, 2001      62,500
                             Fax No.  301-953-7880




CUSIP No. 296744 10 5            13D/A                            Page 34 of 36



                                    EXHIBITS



Exhibit A         Form of Amended RRA

CUSIP No. 296744 10 5            13D/A                            Page 35 of 36



                                                                      EXHIBIT 10



                                    AMENDMENT TO REGISTRATION RIGHTS AGREEMENT


         THIS AMENDMENT NO. 2 TO REGISTRATION RIGHTS AGREEMENT (this "Amendment") is entered into as of March 15, 2001, by and among Essex Corporation, a Virginia corporation (the "Company"), and the individuals and entities listed on EXHIBIT A attached hereto (the "Purchasers").

         WHEREAS, the Company and the Purchasers entered into a Registration Rights Agreement, dated as of September 7, 2000 (the "RRA"), as amended by Amendment to Registration Rights Agreement dated as of December 4, 2000.

         WHEREAS, as of the date hereof the Purchasers and the Company entered into a Securities Purchase Agreement pursuant to which the Purchasers agreed to purchase an aggregate of 500,000 shares of the Company's Common Stock in four installments beginning March 30, 2001 (the "Shares");

         WHEREAS, the parties desire that the Shares be subject to the RRA and have the rights afforded to "Registrable Securities" as defined in the RRA;

         WHEREAS, in accordance with Section 4(f) of the RRA, the Company and Purchasers desire to amend the RRA as set forth below.

         NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

         SECTION 1. DEFINITIONS. The following additional definition is hereby included in Section 1 of the RRA:

         "Additional Shares" means (i) the 160,000 shares of Common Stock subject to a Securities Purchase Agreement, dated as of December 4, 2000, by and among the Purchasers and the Company and (ii) up to 500,000 shares of Common Stock subject to a Securities Purchase Agreement, dated as of March 15, 2001, by and among the Purchasers and the Company.

         SECTION 2. SEVERABILITY. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         SECTION 3. GOVERNING LAW. This Amendment shall be deemed to be a contract made under the laws of the State of Virginia and for all purposes shall be governed by and construed in accordance with the laws of such state (without reference to the conflicts of law provisions thereof).

CUSIP No. 296744 10 5            13D/A                            Page 36 of 36
         SECTION 4. COUNTERPARTS. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

         SECTION 5. EFFECT OF AMENDMENT. Except as expressly modified herein, the RRA shall remain in full force and effect.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the day and year first above written.

                              COMPANY:
                              ESSEX CORPORATION

                              By:          /s/ Leonard E. Moodispaw
                                           -------------------------------------

                              Name:        Leonard E. Moodispaw
                                           -------------------------------------

                              Title:       President & CEO
                                           -------------------------------------

                              PURCHASERS:
                              GEF OPTICAL INVESTMENT COMPANY, LLC

                              By:          /s/ H. Jeffrey Leonard
                                           -------------------------------------
                                           Name:  H. Jeffrey Leonard
                                           Title:  President

                              NETWORKING VENTURES, L.L.C.

                              By:          /s/ Caroline S. Pisano
                                           -------------------------------------
                                           Name:  Caroline S. Pisano
                                           Title:  Member